Exhibit 99.3

TRICON RESIDENTIAL INC.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

(CONTINUOUS DISCLOSURE OBLIGATIONS)

1.	Names of Parties to the Transaction:

Tricon Residential Inc. (the “Company”)

Creedence Acquisition ULC (the “Purchaser”)

The Purchaser was formed by Blackstone Real Estate Partners X to acquire, together with Blackstone Real Estate Income Trust, Inc. (“BREIT”), all of the common shares of the Company (each a “Common Share”).

2.	Description of the Transaction:

On May 1, 2024, the Purchaser and the Company completed the previously announced court-approved plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario), pursuant to the terms of an arrangement agreement dated January 18, 2024 between the Purchaser and the Company. Pursuant to the Arrangement, the Purchaser acquired all of the issued and outstanding common shares of the Company (each, a “Common Share”) and shareholders of the Company (other than BCORE Preferred Holdco LLC (“BREIT Shareholder”), a subsidiary of BREIT), through a series of transactions, received cash consideration of US$11.25 per Common Share. As a result of the completion of the Arrangement, the Company is now a wholly-owned subsidiary of the Purchaser. BREIT Shareholder exchanged its Common Shares and will maintain an indirect ownership interest of approximately 11.6% in the Company.

The Common Shares are expected to be de-listed from the New York Stock Exchange on or about the opening of trading on May 2, 2024 and from the Toronto Stock Exchange on or about the closing of trading on May 2, 2024.

A news release and a material change report in connection with the foregoing was issued by the Company on May 1, 2024, copies of which have been filed under the Company’s issuer profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Additional information in respect of the Arrangement is contained in the management information circular of the Company dated February 15, 2024, and the Company’s subsequent related news releases, copies of which have been filed under the Company’s issuer profile on SEDAR+ and on EDGAR.

3.	Effective Date of the Transaction:

May 1, 2024.

4.	Name of each Party that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity:

The Company intends to make an application to the Ontario Securities Commission, as principal regulator, under the simplified procedure in National Policy 11-206 – Process for Cease to be a Reporting Issuer Applications for a decision under applicable Canadian securities laws that the Company cease to be a reporting issuer in each province and territory of Canada.

5.	Date of Reporting Issuer’s First Financial Year-End after the Transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies):

Not applicable.

6.

Periods of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year after the Transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies):

Not applicable.

7.

Documents Filed under National Instrument 51-102 Continuous Disclosure Obligations that described the Transaction and where those Documents can be found in Electronic Format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies):

Not applicable.

8.	Date of Report:

May 1, 2024